EXHIBIT 11
THE WASHINGTON POST COMPANY
and Subsidiaries
CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK
(Amounts in thousands except per share data)

	Fiscal Year
	2005	2004	2003
Weighted average shares outstanding
Class A Common	1,722	1,722	1,722
Class B Common (excluding shares issuable upon exercise of stock options — accounted for below)	7,872	7,841	7,808

Shares used in computation of basic earnings per share	9,594	9,563	9,530
Add — Shares assumed issuable upon exercise of stock options	109	119	138
Deduct — Shares assumed to be purchased for Treasury with proceeds from exercise of stock options	(87)	(90)	(113)

Shares used in computation of diluted earnings per common share	9,616	9,592	9,555

Net income available for common shares	$313,363	$331,740	$240,061

Basic earnings per common share	$32.66	$34.69	$25.19

Diluted earnings per common share	$32.59	$34.59	$25.12